VIA EDGAR

August 28, 2019

Ms. Valerie J. Lithotomos

Senior Counsel

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	ABS Long/Short Strategies Fund (the “Fund”)

File Nos. 811-23079; 333-224160

Dear Ms. Lithotomos:

This letter confirms our receipt of oral comments from you on August 6, 2019 and from Lauren Hamilton on the same day to Post-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2019. We found your comments and clarifying questions very helpful in guiding refinements to the Registration Statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

August 28, 2019

Comments/Questions Posed and Our Responses:

LEGAL COMMENTS

COMMENT 1. Consider disclosing the Fund’s principal risks in order of significance.

RESPONSE 1. The Fund has disclosed its principal risks in order of significance, although any principal risks listed in a sub-heading under another principal risk remain in alphabetical order (e.g., while the Fund of Funds Structure risk is listed in order of significance, the risks relevant to the Fund’s implementation of the fund of funds structure, such as control risk and custody risk, are listed alphabetically in a sub-heading under the Fund of Funds Structure Risk).

COMMENT 2. Please confirm that in calculating the expense examples following the fee table, the expense waiver is only reflected for the first year in each example.

RESPONSE 2. The Fund confirms that in calculating the amounts listed in the expense examples, the contractual waiver was not taken into account after the first year.

ACCOUNTING COMMENTS

COMMENT 1. In the financial highlights section of the A Shares prospectus, delete the reference to “first” where you state, “first fiscal year end”.

RESPONSE 1. The requested change has been made.

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Thank you again for your comments to the Registration Statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence
Edward C. Lawrence